Exhibit 10.11

LICENSE AND DEVELOPMENT AGREEMENT

THIS LICENSE AND DEVELOPMENT AGREEMENT (“Agreement”) is entered into as of June 10, 2018 (the “Effective Date”) between Liminatus Pharma, LLC, a Delaware limited liability company (“LIMINATUS”), and Targeted Diagnostics & Therapeutics, Inc. (“TDT”). LIMINATUS and TDT may each individually be referred to herein as a “Party” and may together be referred to herein as the “Parties.”

BACKGROUND

TDT is a biotechnology company that possesses exclusive rights to patents and knowhow. LIMINATUS and TDT wish to enter into a relationship whereby TDT would license such patent rights and know-how to LIMINATUS and LIMINATUS would undertake development efforts with respect to the CAR T Products (as defined below). The Parties are entering into this Agreement to set forth their agreements with respect to this relationship.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1            DEFINITIONS

The following terms shall have the following respective meanings as used in this Agreement:

1.1            “Affiliate” means, with respect to a particular Party, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Party. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of 50% or more of the voting stock of such entity, or by contract or otherwise.

1.2            “Business Day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of Philadelphia, Pennsylvania.

1.3            “CAR T Product” means a product comprising a Guanylyl Cyclase C (“GC-C”) - targeted chimeric antigen receptor T cell (“CAR T”) therapy. Generically, CAR-T cell therapy involves (step 1) removing a patient’s T cells and genetically engineering them to express a chimeric antigen receptor that selectively targets the tumor, (step 2) multiplying those cells en masse outside the body (ex vivo), and (step 3) infusing them back into the patient. For purposes of this Agreement, a CAR T Product involves the use of any generation chimeric antigen receptor that targets any antigen of the glycoprotein known as GUCY2C (also “GC-C”), and then uses that GC-C targeted CAR T in the generic steps including step (1) and any combination of steps (2) and (3).

1.4            “Combination Product” means: (a) a single pharmaceutical formulation CAR T Product containing as its active ingredients both (i) one or more therapeutically or prophylactically active GC-C-targeted CAR T Products and (ii) one or more other therapeutically or prophylactically active ingredients; (b) a combination therapy comprised of (i) one or more therapeutically or prophylactically active CAR T Products and (ii) one or more other therapeutically or prophylactically active products that are not CAR T Products, priced and sold in a single package containing such multiple products; or (c) a combination therapy comprised of (i) one or more therapeutically or prophylactically active CAR T Products and (ii) one or more other therapeutically or prophylactically active products that are not CAR T Products, packaged separately but sold together for a single price.

1.5            “Commercially Reasonable Efforts” of LIMINATUS means exerting such diligent and sustained effort and utilizing such resources as would normally be exerted or utilized by an entity for a product of similar market potential at a similar stage of its product life, taking into account all relevant factors, including the competitiveness of the relevant marketplace, the proprietary and development positions of third parties, the applicable regulatory structure, and the potential profitability of the product. Payments to TDT under this Agreement and other compounds or products owned or licensed by LIMINATUS, its Affiliates or Sublicensees shall not be considered in evaluating LIMINATUS’s obligations to use Commercially Reasonable Efforts.

1.6            “Commercialize” or Commercialization” means the marketing, promotion, sale and/or distribution of CAR T Products or Companion Diagnostics in the Territory, and all related manufacturing activities not included in the definition of Development. Commercialization shall include commercial activities conducted in preparation for CAR T Product or Companion Diagnostic launch.

1.7            “Companion Diagnostic” means any product that is used for predicting and/or monitoring the response of a human being or animal to treatment with a CAR T Product (including, without limitation, a device, compound, kit, biomarker or service that contains a component that is used to detect or quantify the presence or amount of an analyte in the body, or tissues, or fluids that is the target of the CAR T Product (here, GC-C)).

1.8            “Confidential Information” means all marketing plans, strategies, customer lists or other information that has been created, discovered, or developed by a Party, or has otherwise become known to a Party, or to which rights have been assigned to a Party, as well as any other information and materials that are deemed confidential or proprietary to or by a Party (including all information and materials of any Third Party), in each case that are disclosed by such Party to the other Party in connection with this Agreement or the performance of the Parties hereunder, regardless of whether any of the foregoing are marked “confidential” or “proprietary” or communicated to the other by the disclosing Party in oral, written, graphic, or electronic form.

1.9            “Develop” or “Development” means all activities that relate to the development of CAR T Products or Companion Diagnostics or to (a) obtaining, maintaining or expanding Regulatory Approval of a CAR T Product or Companion Diagnostic, or (b) developing the ability to manufacture clinical and commercial quantities of a CAR T Product or Companion Diagnostic. Development includes: (i) preclinical testing, toxicology, and clinical trials; (ii) preparation, submission, review, and development of data or information for the purpose of submission to a Governmental Authority to obtain, maintain or expand Regulatory Approval of a CAR T Product; and (iii) manufacturing process development and scale-up, bulk production and fill/finish work associated with the supply of a CAR T Product or Companion Diagnostic for preclinical testing and clinical trials, and related quality assurance and technical support activities.

1.10          “FDA” means the United States Food and Drug Administration.

1.11          “Field” means all human and veterinary indications, for Colorectal, Esophageal, Gastric and Pancreatic cancer.

1.12          “First Commercial Sale” means, on a country-by-country basis, and on a CAR T Product by CAR T Product and Companion Diagnostic by Companion Diagnostic basis, the first invoiced sale of the CAR T Product or Companion Diagnostic to a third party following the receipt of regulatory approvals required for such sale of the CAR T Product or Companion Diagnostic in such country, or if no such regulatory approval is required, the date of the first invoiced sale of the CAR T Product or Companion Diagnostic to a third party in such country.

1.13          “Force Majeure Event” means conditions beyond the reasonable control of the applicable Party, including an act of God, voluntary or involuntary compliance with any regulation, law or order of any government, war, civil commotion, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe. Notwithstanding the foregoing, any payment due and owing hereunder shall not be permissibly delayed by the payor because of a Force Majeure Event affecting the payor, unless such Force Majeure Event specifically precludes the payment process.

1.14          “Governmental Authority” means any multi-national, federal, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).

1.15          “Inventions” means any and all ideas, concepts, methods, procedures, processes, inventions and discoveries, whether or not patentable, that are conceived or reduced to practice on or before the Effective Date .

1.16          “Know-How Royalty Term” means, for the applicable Royalty Bearing Product, on a country-by-country basis, and on a CAR T Product by CAR T Product and Companion Diagnostic by Companion Diagnostic basis, the period beginning upon the occurrence of the later of (a.) the First Commercial Sale of that Royalty Bearing Product, or (b.) the expiration of the respective Patent Royalty Term, if any, for such Royalty Bearing Product in the applicable country and ending upon the 10-year anniversary of the First Commercial Sale of such Royalty Bearing Product in such country.

1.17          “Licensed Intellectual Property” means the Licensed Know-How and the Licensed Patent Rights.

1.18          “Licensed Know How” means confidential and proprietary technology, formulas, processes, know-how, trade secrets, methods, materials and other information owned, licensed or otherwise controlled by TDT, from the Effective Date until the expiration date of the Know How Royalty Term, on a Royalty Bearing Product by Royalty Bearing Product basis, that are necessary to research, develop, make, have made, offer for sale, sell, have sold, import, export, have imported or exported, promote, distribute and otherwise commercialize the CAR T Products.

1.19          “Licensed Patent Rights” means: (i) any and all rights to patents and patent applications owned, licensed or otherwise controlled by TDT, as of the Effective Date, or, to the extent such rights to patents or patent applications cover improvements to the Licensed Patent Rights as of the Effective Date, during the Term, that are necessary to research, develop, make, have made, offer for sale, sell, have sold, import, export, have imported or exported, promote, distribute and otherwise commercialize the CAR T Products, including those listed on Exhibit B; and (ii) any substitutions, extensions (including patent term extensions), reissues, renewals, divisions, continuations and continuations-in-part with respect to any of the foregoing.

1.20          “MPI” means Millennium Pharmaceuticals, Inc. and its successors and assigns, including its parent company, Takeda Pharmaceutical Company, Limited.

1.21          “MPI Agreement” means that certain Development and License Agreement between TDT and MPI having an effective date of November 21, 2001, as may be amended from time to time.

1.22          “Net Sales” shall mean with respect to a Royalty Bearing Product, the gross amount invoiced by LIMINATUS or its Affiliates or any Sublicensees or their affiliates on sales or other transfers of the Royalty Bearing Product to unaffiliated third parties, less the following items (if not otherwise deducted in calculating the amount invoiced), consistently applied, but only if such items are included in the original gross amount invoiced: (a) normal and customary cash, trade or quantity discounts, charge-back payments, and rebates actually allowed and taken with respect to such sales; (b) tariffs, duties, excises, sales taxes or other taxes imposed upon and paid directly with respect to the production, sale, delivery or use of the Royalty Bearing Product (excluding national, state or local taxes based on income), as adjusted for rebates, refunds and the like, in each case only if separately itemized on the invoice for payment by the customer; (c) freight, postage, shipping, transportation and insurance charges actually allowed or paid for delivery of the Royalty Bearing Product, in each case only if separately itemized on the invoice for payment by the customer; (d) amounts repaid or credited by reason of rejections, defects, recalls or returns or because of normal and customary chargebacks, refunds, rebates or retroactive price reductions; and (e) rebates paid pursuant to government regulations. Notwithstanding the foregoing, (x) amounts received or invoiced by LIMINATUS or its Affiliates for the sale of Royalty Bearing Products among LIMINATUS and its Affiliates for further resale, shall not be included in the computation of Net Sales hereunder; provided that the subsequent resale is included in Net Sales; and (y) transfers of Royalty Bearing Products supplied without consideration for use in clinical trials of Royalty Bearing Products, shall not be included in Net Sales hereunder. Net Sales shall be accounted for in accordance with the industry standard accounting standards in the country of sale. In addition, in no event will Sublicense Income constitute Net Sales.

In the event the Royalty Bearing Product is sold as part of a Combination Product, the Net Sales from the Combination Product shall be determined by multiplying the Net Sales of the Combination Product (as defined in the standard Net Sales definition), by the fraction, A/A+B, where A is the average sale price of the Royalty Bearing Product when sold separately in finished form in the applicable country and B is the average sale price of the other active ingredient(s) or active product(s), as applicable, included in the Combination Product when sold separately in finished form in such country, in each case during the applicable calendar quarter. In the event that such average sale price cannot be determined for both the Royalty Bearing Product and all other product(s) included in the Combination Product for a particular country or in a particular quarter, Net Sales for the purposes of determining royalty payments shall be calculated by multiplying the Net Sales of the Combination Product by the fraction C/C+D where C is the fair market value of the Royalty Bearing Product and D is the fair market value of all other active ingredient(s) or active product(s), as applicable included in the Combination Product.

1.23          “Orphan Drug” means approval of the CAR T Product as an orphan drug under the Orphan Drug Act of 1983, as amended, (or successor law or regulation) by the FDA, or equivalent regulatory approval granted by another regulatory authority of any other jurisdiction.

1.24          “Patent Royalty Term” means, on a country-by country basis, and on a CAR T Product by CAR T Product and Companion Diagnostic by Companion Diagnostic basis, the period beginning upon the date of First Commercial Sale of a CAR T Product or Companion Diagnostic (if appropriate) respectively in the applicable country and ending upon the last to occur of: (a) expiration of the last Valid Patent Claim covering the CAR T Product or Companion Diagnostic or its manufacture, use or sale in the applicable country; or (b) except to the extent unenforceable on a country-by-country basis, expiration of exclusivity based on regulatory protection (such as data exclusivity) preventing or hindering competitors from entering the market in the respective country, including, but not limited to, exclusivity resulting from Orphan Drug status.

1.25          “Person” means an individual, corporation, partnership, association, limited liability company, trust, unincorporated organization, governmental authority, other entity or group.

1.26          “Phase I Clinical Trial” means a controlled or uncontrolled clinical trial conducted in accordance with 21 C.F.R. § 312.21(a), or its equivalent (or under equivalent laws and regulations in jurisdictions outside the United States).

1.27          “Phase II Clinical Trial” means a safety and efficacy controlled or uncontrolled clinical trial in patients, conducted in accordance with 21 C.F.R. § 312.21(b), or its equivalent (or under equivalent laws and regulations in jurisdictions outside the United States).

1.28          “Phase III Clinical Trial” means a controlled or uncontrolled clinical trial in patients intended to satisfy regulatory requirements for a pivotal clinical study for regulatory approval, conducted in accordance with § 21 C.F.R. 312.21(c), or its equivalent (or under equivalent laws and regulations in jurisdictions outside the United States).

1.29          “Phase IV Clinical Trial” means a clinical trial of a product commenced after Regulatory Approval for such product in order to (a) support commercialization of the product, or (b) fulfill a post-approval study commitment or undertaking imposed by a governmental or regulatory authority.

1.30          “Regulatory Approval” means all approvals, including, if applicable, pricing approvals, that are necessary for the commercial sale of a CAR T Product or Companion Diagnostic in the Field in a given country or regulatory jurisdiction.

1.31          “Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals and/or other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, manufacture, market, sell or otherwise Commercialize a CAR T Product or Companion Diagnostic in a particular country or jurisdiction.

1.32          “Royalty Bearing Product” means a CAR T Product or Companion Diagnostic that is, or the manufacture, use or sale of which is, covered by a Valid Patent Claim or that incorporates or makes use of, or any aspect of Development or Commercialization for such CAR T Product or Companion Diagnostic, whether prior to or during the Term, incorporated or made use of Licensed Know-How.

1.33          “Royalty Term” means, on a Royalty Bearing Product-by-Royalty Bearing Product and country-by-country basis, the period beginning upon the date of the First Commercial Sale, and ending upon the expiration of the later of (x) the Patent Royalty Term, or (y) the Know-How Royalty Term, in the applicable country.

1.34          “Sublicense Income” means all payments or income received by LIMINATUS or its Affiliates in consideration of a sublicense or other agreement providing for a right to obtain a sublicense, including upfront payments and milestone payments, and including (a) consideration received for purchase of equity in LIMINATUS or its Affiliates, if related to granting a sublicense, (b) the purchase of any debt instruments in LIMINATUS or its Affiliates, if related to granting a sublicense, and (c) bona fide payments made in consideration for future research, development, manufacturing, co-promotion, consulting or other services provided by LIMINATUS or its Affiliates related to the Royalty Bearing Products, but specifically excludes (x) royalties on the sale or distribution of Royalty Bearing Products (or, in the case of a profit- sharing arrangement, net profits and/or revenue sharing payments that are comprised by the profit-sharing arrangement; provided, that such amounts are treated as Net Sales).

1.35          “Sublicensee” means, subject to Section 2.1.2, any Third Party granted a sublicense by LIMINATUS to the rights licensed to LIMINATUS under Section 2.1.1, or any Third Party granted a sublicense by a Sublicensee.

1.36          “Territory” means anywhere in the world.

1.37          “Third Party” means any entity other than TDT or LIMINATUS or an Affiliate of either of them.

1.38          “TJU” means Thomas Jefferson University.

1.39          “TJU License Agreement” means that certain Amended and Restated Licensed Agreement between TDT and TJU, as amended.

1.40          “Valid Patent Claim” means (a) a claim of an issued, unexpired patent within the Licensed Patent Rights that has not been revoked, disclaimed, abandoned or held invalid or unenforceable by a court or other body of competent jurisdiction in an unappealed or unappealable decision and (b) a claim of a pending patent application that has not been abandoned, finally rejected or expired without the possibility of appeal or refiling and that has not been pending for more than ten (10) years from its filing date.

1.41          “Viral Gene” means Viral Gene, Inc. and its successors and assigns, and any entities making derivative claims.

1.42          “Viral Gene Agreement” means that certain License and Development Agreement between TDT and Viral Gene dated as of September 8, 2016, as may be amended from time to time.

ARTICLE 2             GRANT OF LICENSE AND OPTION

2.1            License Grant.

2.1.1            License from TDT to LIMINATUS.

TDT hereby grants to LIMINATUS an exclusive (even as to TDT) license during the Term under the Licensed Patent Rights and the Licensed Know-How to research, Develop, make, have made, offer for sale, sell, have sold, import, export, have imported or exported, promote, distribute and otherwise Commercialize CAR T Products in the Territory within the Field.

TDT hereby grants to LIMINATUS a non-exclusive license during the Term under the Licensed Patent Rights and the Licensed Know-How to research, Develop, make, have made, offer for sale, sell, have sold, import, export, have imported or exported, promote, distribute and otherwise Commercialize Companion Diagnostics in the Territory within the Field. The grant under this Companion Diagnostic paragraph is restricted to diagnostics used and/or sold as a companion to a CAR T Product.

2.1.2            LIMINATUS No Right to Sublicense; Change of Control. LIMINATUS shall not have the right to further sublicense, assign or transfer any Licensed Intellectual Property, or any interest in or rights thereto to a third party (i) except to an Affiliate of LIMINATUS or (ii) except with the prior written consent of TDT. Notwithstanding anything else contained to the contrary in this Agreement, upon the occurrence of any Change of Control (as defined below) of LIMINATUS, LIMINATUS’s license rights under this Agreement shall automatically become non-exclusive unless, prior to the occurrence of such Change of Control, TDT has consented in writing to such Change of Control and continuation of exclusive rights under this Agreement; As used herein, the term “Change of Control” means: (A) with respect to LIMINATUS, the closing of a sale to or acquisition by a person or entity, for any reason whether by merger, consolidation, reorganization, court proceedings or actions, or other similar transaction or series of related transactions, of (i) all or substantially all of the assets of LIMINATUS, (ii) fifty percent (50%) or more of the combined voting power of LIMINATUS’s then outstanding securities; or (iii) a change of fifty percent (50%) or more of the Board of Directors or similar authority of LIMINATUS. Should this Agreement become a non-exclusive license, (a) the term of the License shall be a period of five years from the occurrence of the Change of Control unless terminated sooner in accordance with the provisions of the Agreement, (b) LIMINATUS’s rights, and TDT’s obligations, under Article 7 shall no longer apply, and (c) for clarity, and without limiting any other provisions of this Agreement, all of LIMINATUS’s payment obligations under this Agreement shall remain in full force and effect.

2.1.3            Limited Scope of License. It is expressly acknowledged and agreed that TDT is not granting any rights to LIMINATUS beyond the rights set forth in this Agreement, and any rights not explicitly granted to LIMINATUS hereunder are retained by TDT.

2.1.4            U.S. Government Rights. The license granted herein is subject to all applicable rights of the U.S. Government that result from intellectual property funded by the U.S. Government.

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ARTICLE 3             DEVELOPMENT AND REGULATORY MATTERS

3.1            Development Plan. Within 60 days after the Effective Date, LIMINATUS shall provide TDT with a development plan specifying in reasonable detail future efforts anticipated to be undertaken by LIMINATUS with respect to the Development of the CAR T Products and Companion Diagnostics and an anticipated timetable for such efforts (the “Development Plan”). LIMINATUS shall seek and consider reasonable input from the TDT representatives to the Joint Steering Committee in preparing the Development Plan; provided that, notwithstanding the foregoing, LIMINATUS shall have sole discretion with respect to the modification and implementation of the Development Plan and the activities contemplated thereby as being conducted by LIMINATUS or its Affiliates or by Third Parties on behalf of LIMINATUS or its Affiliates, except that the Development Plan must include all actions necessary, including all related clinical trials, for obtaining United States FDA approval for the CAR T Products. All Development activities with respect to the CAR T Products and Companion Diagnostics shall be conducted in accordance with the Development Plan. By December 31 of each year, LIMINATUS shall provide TDT with an updated version of the Development Plan to show the then current expectations and timetable regarding the Development of CAR T Products and Companion Diagnostics.

3.2            Development Costs.

3.2.1            LIMINATUS shall be solely responsible for all costs and expenses incurred in connection with the Development of CAR T Products and Companion Diagnostics under this Agreement, including, but not limited to Phase I, Phase II, Phase III and Phase IV United States clinical trials. Without limitation of the foregoing, within 15 days after the Effective Date, LIMINATUS will deposit $5,000,000 in cash into a segregated TDT-owned and jointly-controlled U.S. bank account that is for the joint benefit of LIMINATUS and TDT (the “Clinical Study Reserve”). All disbursements from this joint account shall require two signatures, one from Chris Kim (or a representative of LIMINATUS which he selects) and one from Harry Arena (or a representative of TDT which he selects). The Clinical Study Reserve shall be used by LIMINATUS and TDT for the sole purpose of funding efforts in respect of the conduct of the United States Phase I Clinical Studies for the CAR T Products. For clarity, the funding obligation set forth in this Section 3.2.1 is not in any way intended to be interpreted as a limit of the amount required to be spent by LIMINATUS in order to maintain compliance with its obligations to Develop and Commercialize Royalty-Bearing Products.

3.2.2            On or before the completion of the first Phase I Clinical Trial for a CAR T Product, LIMINATUS will deposit a sufficient amount of cash to fund the conduct of a Phase II Clinical Trial for the CAR T Product (currently estimated as $20,000,000), as mutually determined in good faith by the Parties, into a segregated TDT-owned and jointly-controlled U.S. bank account that is for the joint benefit of LIMINATUS and TDT to fund the conduct of a Phase II Clinical Trial. On or before the completion of the first Phase II Clinical Trial for a CAR T Product, LIMINATUS will deposit a sufficient amount of cash to fund the conduct of a Phase III Clinical Trial for the applicable CAR T Product (currently estimated as $20,000,000), as mutually determined in good faith by the Parties, into a segregated TDT-owned and jointly- controlled U.S. bank account that is for the joint benefit of LIMINATUS and TDT to fund the conduct of a Phase III Clinical Trial of the applicable CAR T Product. All disbursements from these joint accounts shall require two signatures, one from Chris Kim (or a representative of LIMINATUS which he selects) and one from Harry Arena (or a representative of TDT which he selects). For clarity, the funding obligations set forth in this Section 3.2.2 is not in any way intended to be interpreted as a limit of the amount required to be spent by LIMINATUS in order to maintain compliance with its obligations to Develop and Commercialize Royalty-Bearing Products.

3.3            Transfer of Licensed Know-How.

3.3.1            Delivery of Documents. Within 30 days from any written request by LIMINATUS, TDT shall commence the delivery to LIMINATUS (either in hard copy or electronically, as the Parties may agree) of all Licensed Know-How in documented form then in TDT’s possession or under TDT’s control, and shall use commercially reasonable efforts to complete such delivery within 30 days after such written request. Until the end of the Know- How Royalty Term for each CAR T Product, LIMINATUS shall have the right from time to time to request from TDT such additional information constituting Licensed Know-How not yet transferred to LIMINATUS as is reasonably necessary to continue or initiate Development and Commercialization of CAR T Products in the Field in the Territory and TDT shall deliver such information to LIMINATUS as soon as reasonably practicable.

3.3.2            Technical Assistance. TDT shall make available to LIMINATUS, at TDT’s out-of-pocket cost, support and assistance of its then current technical personnel as may reasonably be requested by LIMINATUS in connection with the transfer of documents pursuant to Section 3.3.1 in connection with the Development of CAR T Products within 12 months after the Effective Date. If thereafter LIMINATUS desires additional assistance from TDT, it may notify TDT, and the Parties will thereafter discuss the scope of and reimbursement for any such assistance, and if the Parties agree, TDT shall thereafter conduct such activities according to a mutually agreed work statement, and LIMINATUS shall reimburse TDT for the reasonable costs incurred to conduct such activities as the Parties may agree.

3.4            Regulatory Responsibilities. LIMINATUS shall be solely responsible, at its own cost, for preparing all Regulatory Materials for CAR T Products and shall own all such Regulatory Materials prepared by it. TDT shall make its relevant employees available to provide reasonable assistance to LIMINATUS in the preparation of and filing of any Regulatory Materials with respect to the CAR T Products for use in the Field in the Territory. Such assistance shall include, in particular, to the extent necessary or useful, to allow LIMINATUS to cross-reference any Regulatory Materials held by TDT with respect to Royalty-Bearing Products. LIMINATUS shall reimburse TDT for TDT’s reasonable expenses incurred in providing such assistance.

3.5            Commercially Reasonable Efforts. LIMINATUS shall use Commercially Reasonable Efforts to Develop Royalty Bearing Products in the Field in the Territory and, if successful, seek Regulatory Approval for each Royalty Bearing Product in the United States, the Republic of Korea, Europe, Japan and, if and to the extent designated by the Joint Steering Committee, any other countries. In addition, LIMINATUS shall use Commercially Reasonable Efforts to Commercialize each Royalty Bearing CAR T Product in each country in which Regulatory Approval for such Royalty Bearing Product is obtained. LIMINATUS may satisfy these obligations through its Affiliates or Sublicensees. For purposes of this Section 3.5, the efforts of LIMINATUS ‘s Affiliates and Sublicensees shall be considered as the efforts of LIMINATUS.

3.6            Semiannual Progress Reports. Within 90 days after the Effective Date, and after the end of each subsequent six-month period thereafter, until three years after the First Commercial Sale of a CAR T Product or Companion Diagnostic, LIMINATUS shall provide a written report to TDT summarizing LIMINATUS’s Development and Commercialization activities since the previous report. Such reports shall be the Confidential Information of LIMINATUS.

ARTICLE 4            FINANCIAL TERMS

4.1            Upfront License Fee and Milestone Payments. LIMINATUS shall pay to TDT the upfront license fee and milestone payments specified on Exhibit A-1 hereto, as and when payable pursuant to such Exhibit A-1.

4.2            Royalties. LIMINATUS shall pay to TDT the royalties specified on Exhibit A-2 hereto, as and when payable pursuant to such Exhibit A-2.

4.3            Records; Audits. LIMINATUS, its Affiliates and Sublicensees will maintain complete and accurate records regarding the calculation of royalty payments payable hereunder. Upon reasonable prior notice, such records shall be available, at an office location within the continental United States, during regular business hours for a period of three years from the end of the calendar year to which they pertain for examination, not more often than once each calendar year, by an independent certified public accountant selected by TDT and reasonably acceptable to LIMINATUS, for the sole purpose of verifying the accuracy of the royalty reports furnished by LIMINATUS pursuant to this Agreement. Any such auditor shall enter into a confidentiality agreement with LIMINATUS and shall not disclose LIMINATUS’s Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the royalty reports furnished by LIMINATUS under this Agreement. Any amounts shown to be owed but unpaid shall be paid, and any amounts showed to be overpaid will be refunded, within 60 days from the accountant’s report, subject to a Party’s right to dispute such report in good faith. TDT shall bear the full cost of such audit unless such audit discloses an underpayment by LIMINATUS of more than five percent of the amount due in any calendar quarter, in which case LIMINATUS shall bear the full cost of such audit.

4.4            Taxes. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the efforts of the Parties under this Agreement.

4.5            Late Payments. In the event any payment due under this Agreement is not made when due, the payment shall accrue interest at a rate of 1.5% per month for the period from the due date for payment until the date of actual payment; provided, however, that in no event shall such rate exceed the maximum applicable legal annual interest rate. The payment of such interest shall not limit TDT from exercising any other rights it may have as a consequence of the lateness of any payment.

ARTICLE 5             REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1            Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party as follows, as of the Effective Date:

5.1.1            Corporate Existence and Power. Such Party is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted.

5.1.2            Authority and Binding Agreement. Such Party has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder. Such Party has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms.

5.1.3            No Conflict. The execution and delivery of this Agreement and the performance of this Agreement by such Party do not conflict with, and would not result in a breach of any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it; provided, however, that notwithstanding anything to the contrary in this Section or any other provision in this Agreement, LIMINTATUS understands and acknowledges that this Agreement and any rights granted by TDT hereunder are subject to any rights of MPI under the MPI Agreement and any rights of Viral Gene under the Viral Gene Agreement, and TDT makes no representations or warranties whatsoever that the MPI Agreement or the Viral Gene Agreement or any rights granted to MPI under the MPI Agreement or any rights granted to Viral Gene under the Viral Gene Agreement do not conflict with this Agreement or any rights granted to LIMINATUS hereunder.

5.2            Additional Representations and Warranties of TDT. TDT represents and warrants, and where applicable covenants, to LIMINATUS as follows:

5.2.1            TJU License Agreement. The TJU License Agreement as heretofore delivered by TDT to LIMINATUS represents the complete agreement and understanding between TJU and TDT relating to the Licensed Intellectual Property which is the subject thereof and is in full force and effect. All payments to date required to be made under the TJU License by TDT have been made, and TDT is in compliance in all material respects with its obligations thereunder. The TJU License Agreement has not been modified, supplemented or amended, other than by amendments thereto provided to LIMINATUS prior to the Effective Date. The execution and delivery of this Agreement by TDT, and the grant of rights hereunder to LIMINATUS, does not constitute a breach or default under the TJU License Agreement. TDT shall during the Term continue to comply with all of the terms and provisions of the TJU License Agreement. TJU will be provided with a true and correct copy of this Agreement, together with all Exhibits hereto as required by the TJU License Agreement. The Parties agree that to the extent any provision of this Agreement is in conflict with the terms and provisions of the TJU License Agreement, the terms of this Agreement shall be deemed to be modified to the extent necessary to avoid such conflict.

5.2.2            Title; Encumbrances. With the exception of rights retained by the US Government that may apply, or otherwise with respect to the Licensed Intellectual Property licensed to TDT pursuant to the TJU License Agreement, the MPI Agreement, the Viral Gene Agreement or any other license agreements entered into by TDT prior to the Effective Date, TDT is the sole owner of the entire right, title and interest in and to all patents and patent applications listed in Exhibit B, and to all Licensed Know-How as of the Effective Date, free and clear from any mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or claims of any kind. TDT has the full and legal rights and authority to license to LIMINATUS the Licensed Intellectual Property, and, subject to any potential claims from or through MPI in connection with the MPI Agreement or Viral Gene in connection with the Viral Gene Agreement, TDT has not licensed to any Third Party as of the Effective Date any of the Licensed Intellectual Property within the Field in the Territory.

5.2.3            Notice of Infringement. Subject to any potential claims from or through MPI in connection with the MPI Agreement or Viral Gene in connection with the Viral Gene Agreement, TDT has not received any notice or threat in writing from any Third Party asserting or alleging, nor does TDT have any knowledge of any reasonable basis for any assertion or allegation, that any research, manufacture or development of CAR T Products by TDT prior to the Effective Date infringed, misappropriated or would infringe the intellectual property rights of such Third Party.

5.2.4            No Conflicts. Subject to any potential claims from or through MPI in connection with the MPI Agreement or Viral Gene in connection with the Viral Gene Agreement, TDT has not entered, and shall not enter, into any agreement with any Third Party that is in conflict with the rights granted to LIMINATUS under this Agreement, and has not taken and shall not take any action that would in any way prevent it from granting the rights granted to LIMINATUS under this Agreement, or that would otherwise materially conflict with or adversely affect LIMINATUS’s rights under this Agreement.

5.2.5            Third Party Infringement. To TDT’s knowledge, subject to any activities by or through MPI in connection with the MPI Agreement, no Third Party is infringing or has infringed any Licensed Patent Rights or has misappropriated any Licensed Know-How.

5.3            Disclaimers. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY, AND ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

5.4            Compliance. Each Party, to the extent applicable to such Party, and its Affiliates shall comply in all material respects with all applicable laws in the Development and Commercialization of CAR T Products and Companion Diagnostics and performance of its obligations under this Agreement, including, to the extent applicable to such Party and its activities hereunder, the statutes, regulations and written directives of the FDA and any Regulatory Authority having jurisdiction in the Territory.

ARTICLE 6            JOINT STEERING COMMITTEE; DISPUTE RESOLUTION

6.1            Joint Steering Committee.

6.1.1            Formation and Membership. Within 30 days following the Effective Date, the Parties shall establish a joint steering committee (the “Joint Steering Committee”). The Joint Steering Committee shall be comprised of two named representatives of each Party; provided that, the number of representatives comprising the Joint Steering Committee may be changed upon mutual agreement of the Parties (so long as each Party has an equal number of representatives). The initial Joint Steering Committee representatives of TDT are Harry Arena and Scott Waldman. One of the initial Joint Steering Committee representatives of LIMINATUS is Chris Kim. LIMINATUS shall notify TDT of its remaining Joint Steering Committee representative promptly following the Effective Date. Either Party may change any of its representatives on the Joint Steering Committee at any time by written notice to the other Party. If a Party’s representative is unable to attend a meeting, such Party may designate an alternate representative to attend in place of the absent representative.

6.1.2            Meetings. Meetings of the Joint Steering Committee shall be scheduled from time to time during the Term by mutual agreement of the Parties, but shall be held not less frequently than once each calendar quarter, unless otherwise agreed by the Parties. The first Joint Steering Committee meeting shall be held within 60 days after the Effective Date. For all meetings, the Joint Steering Committee may meet in person or by telephonic or video conference; provided, that in-person meetings shall alternate between a TDT site and a LIMINATUS site, within the continental United States. Each Party shall be responsible for all of its own travel related expenses relating to Joint Steering Committee meetings.

6.1.3            Votes. Regardless of the number of members on the Joint Steering Committee, each Party shall have one vote.

6.1.4            Responsibilities. The Joint Steering Committee shall act as a consultative body, with the following responsibilities in addition to any other responsibilities indicated in this Agreement: (a) monitoring the regulatory approval process for matters under the Development Plan; (b) acting as a forum for information sharing and facilitation of any technology transfer between the Parties; and (c) such additional responsibilities as LIMINATUS and TDT shall agree.

Notwithstanding this section or any other sections in this Agreement, it is understood and agreed by the Parties that Scott A. Waldman, M.D., Ph.D. or other designee of TDT shall have overall decision-making authority with respect to any Phase I, Phase II, Phase III and Phase IV clinical studies for CAR T Products. He will have the right to organize and manage those studies from his location in Philadelphia, PA, even though the actual work may be performed by or on behalf of LIMINATUS at various locations within the United States, South Korea, and possibly other countries. He will report to the Joint Steering Committee; however, Dr. Waldman will be the executive in charge of the day-to-day activities of the clinical trials. The Parties agree that Dr. Waldman’s role shall in no way be interpreted to reduce or eliminate LIMINATUS’s obligations under this Agreement to Develop and Commercialize Royalty Bearing Products at its expense.

6.1.5            Duration. The Joint Steering Committee’s role with respect to a particular CAR T Product or Companion Diagnostic shall terminate upon the First Commercial Sale of such CAR T Product or Companion Diagnostic, unless the parties by mutual agreement to extend the term thereof.

ARTICLE 7            INTELLECTUAL PROPERTY

7.1            Patent Prosecution and Costs.

7.1.1            Patent Prosecution. As between the Parties, TDT shall have the first right (but no obligation) to prosecute and maintain the Licensed Patent Rights using counsel of its own choice and reasonably acceptable to LIMINATUS, and LIMINATUS will be solely responsible for all costs and expenses incurred by TDT in connection with such activities. TDT shall provide LIMINATUS reasonable opportunity to review and comment on its filing and prosecution efforts relating to the Licensed Patent Rights, including by providing LIMINATUS with a copy of material communications from any patent authority in the Territory related to the Licensed Patent Rights, providing drafts of any material filings or material responses to be made to such patent authorities reasonably in advance of submitting such filings or responses, providing LIMINATUS an opportunity to review and comment on such draft filings and considering LIMINATUS’s comments in good faith. If TDT determines in its sole discretion to abandon or cease prosecution of any Licensed Patent Right anywhere in the Territory, then TDT shall provide LIMINATUS written notice of such determination at least 90 days before any deadline for taking action to avoid abandonment (or other loss of rights) and, subject to the rights of MPI under the MPI Agreement and Viral Gene under the Viral Gene Agreement, shall provide LIMINATUS with the opportunity to prepare, file and prosecute such Licensed Patent Right in the Territory at its sole cost and expense.

7.1.2            Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation in the patent prosecution and maintenance efforts provided above in Section 7.1.1, including providing any necessary powers of attorney and executing any other required documents or instruments for prosecution.

7.2            Patent Infringement.

7.2.1            Notification. If there is any infringement, threatened infringement, or alleged infringement of any Licensed Patent Right in the Territory (“Infringement”), then each Party shall promptly notify the other Party in writing of any such event of which such Party becomes aware, and shall provide evidence in such Party’s possession demonstrating the occurrence of such event.

7.2.2            LIMINATUS First Right to Enforce. Subject to any rights of MPI under the MPI Agreement or Viral Gene under the Viral Gene Agreement, LIMINATUS shall have the first right, but not the obligation and subject to TDT’s prior written consent, which shall not be unreasonably withheld, to bring an appropriate suit or other action against any person or entity allegedly engaged in any Infringement of any Licensed Patent Right with respect to activities within the Field (and to defend any related counterclaim), at LIMINATUS’s expense. LIMINATUS shall have a period of 120 days after its receipt or delivery of notice and evidence under Section 7.2.1 to elect to so enforce such Licensed Patent Right in the Territory in the Field (or to elect to attempt to settle or otherwise secure the abatement of such Infringement). In the event LIMINATUS does not so elect (or elect to settle or otherwise secure the abatement of such Infringement), it shall notify TDT in writing, and TDT shall have the right to commence a suit or take action to enforce such Licensed Patent Right in the Territory in the Field, at TDT’s expense.

7.2.3            TDT Right to Enforce Outside of the Field. TDT shall have the sole right, but not the obligation, to bring an appropriate suit or other action against any person or entity allegedly engaged in any Infringement of any Licensed Patent Right with respect to activities outside of the Field (and to defend any related counterclaim), at TDT’s expense.

7.2.4            Cooperation. Each Party shall provide to the Party enforcing any rights under Section 7.2 reasonable assistance in such enforcement, at such enforcing Party’s request and expense, including joining such action as a party plaintiff if required by applicable Laws to pursue such action and giving reasonable assistance and authority to control, file and prosecute the suit as necessary. The non-enforcing Party shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. The enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts, and shall reasonably consider the other Party’s comments on any such efforts.

7.2.5            Expenses and Recoveries. A Party bringing a claim, suit or action under Section 7.2 against any Third Party engaged in an Infringement of any Licensed Patent Right with respect to activities within the Field (and to defend any related counterclaim) shall be solely responsible for any expenses incurred by such Party as a result of such claim, suit or action. If such Party recovers monetary damages from such Third Party in such suit or action, such recovery shall be allocated first to the reimbursement of any expenses incurred by the Parties in such litigation, and any remaining amount shall, subject to any rights of MPI under the MPI Agreement or Viral Gene under the Viral Gene Agreement, be distributed 75% to the enforcing Party and 25% to the non-enforcing Party.

ARTICLE 8            CONFIDENTIALITY; PUBLICATION

8.1            Confidentiality. During the Term and for a period of 10 years thereafter, each Party shall (a) maintain in confidence Confidential Information received from the other Party using not less than the efforts such Party uses to maintain in confidence other proprietary information of similar kind and value; (b) not disclose such Confidential Information to any other Person without the prior written consent of the other Party; and (c) not use such Confidential Information for any purpose except those permitted by this Agreement.

8.2            Exceptions. The obligations in Section 8.1 shall not apply with respect to a Party and to any portion of the Confidential Information received from the other Party that the Party can show by competent proof: (a) is now, or hereafter becomes, through no fault of the Party, known or available to the public; (b) was known to the Party, without any obligation to keep it confidential or any restriction on its use, prior to disclosure by the other Party; (c) is subsequently disclosed to the Party by a Person lawfully in possession thereof and without any obligation to keep it confidential or any restriction on its use; or (d) is independently discovered or developed by the Party without reference to or the use of Confidential Information of the other Party, as evidenced by the receiving Party’s written records.

In addition, the obligations in Section 8.1 shall not apply to any scientific publications, speeches or other disclosures made by Scott A. Waldman, M.D., Ph.D., or the members of his research laboratory, in connection with their professional duties.

8.3            Authorized Disclosure. Either Party may disclose Confidential Information of the other to the extent (and only to the extent) such disclosure is reasonably necessary in the following instances: (a) filing or prosecuting (including defending before patent agencies) patents as contemplated under this Agreement; (b) performing obligations under this Agreement; (c) prosecuting or defending litigation or otherwise establishing or enforcing rights or obligations pursuant to this Agreement; (d) complying with applicable governmental laws and with judicial process, if in the reasonable opinion of the receiving Party’s counsel, such disclosure is necessary for such compliance; and (e) if and to the extent required by applicable law, regulation, or order of a court or governmental agency of competent jurisdiction. If and whenever any such Confidential Information is disclosed in accordance with this Section 8.3, the Party making the disclosure shall provide written notice in advance of the disclosure to the extent reasonably possible and cooperate with the other Party at the other Party’s request and expense in seeking any protective orders, confidential treatment or the like, and such disclosure shall not cause any such information to cease to be Confidential Information if it unavoidably enters the public domain.

8.4            Publicity. Neither Party shall disclose the existence, terms or expiration or termination of this Agreement to any Person without the consent of the other Party. Notwithstanding the foregoing, either Party may disclose the terms of this Agreement without such consent (a) to its legal and accounting representatives; (b) to government agencies with authority over such Party that request to review this Agreement in connection with a review, audit or investigation of the operations of such Party by such agency (and provided that review of the terms of this Agreement are reasonably pertinent to such review, audit or investigation); (c) if required by applicable law, regulation, or an order of a court or governmental agency of competent jurisdiction; and (d) to an entity (and its financial consultants) with which a Party is in discussions to merge or which a Party may acquire or be acquired by or with respect to diligence investigations conducted by such entity or any other investor, lender, partner, licensee or collaborator; provided that, in each of the foregoing cases, the receiving party is subject to confidentiality obligations no less restrictive than those set forth in this Article 8. In addition, LIMINATUS and TDT shall be free to publicly disclose the results of, and information regarding, its activities under this Agreement.

8.5            Return of Confidential Information. Upon expiration or termination of this Agreement, both Parties will use diligent efforts (including without limitation a diligent search of files and computer storage devices) to return or destroy all Confidential Information received by it from the other Party except to the extent such Confidential Information is necessary to exercise any license or other right surviving termination of this Agreement. Additionally, each Party will be allowed to keep one archival copy of any Confidential Information of the other Party for record keeping purposes only.

ARTICLE 9            TERM AND TERMINATION

9.1            Term. This Agreement shall commence as of the Effective Date and, unless earlier terminated in accordance with this Article 9, shall expire, on CAR T Product-by-CAR T Product, Companion Diagnostic-by-Companion Diagnostic and country-by-country basis, on the date of expiration of the applicable Royalty Term for such country (the “Term”). Notwithstanding the foregoing, unless otherwise expressly waived in writing by TDT, this Agreement shall be considered null and void ab initio in the event TDT does not receive the Upfront Payment specified in Exhibit A-1 within three (3) business days after the Effective Date. Upon the expiration of the Royalty Term for a CAR T Product or Companion Diagnostic in a particular country, the licenses granted by TDT to LIMINATUS hereunder with respect to such CAR T Product or Companion Diagnostic and such country shall become fully-paid and royalty free.

9.2            Termination by LIMINATUS At Will. LIMINATUS may terminate this Agreement at any time by giving 90 days’ prior written notice (“notice date”) thereof to TDT. However, all monies, including milestone payments, maintenance payments, and any other obligations of LIMINATUS to TDT, already earned by TDT or otherwise accrued, as of the notice date, and, except for any termination by LIMINATUS for uncured material breach by TDT pursuant to Section 9.3, all milestone payments, maintenance payments, and any other obligations of LIMINATUS to TDT reasonably expected to be earned by TDT or otherwise accrued within 12 months of the notice date, shall become due and payable by LIMINATUS to TDT within 30 days of the notice date.

9.3            Termination by Either Party for Breach.

9.3.1            Breach. Subject to Section 9.3.2, each Party shall have the right to terminate this Agreement upon written notice to the other Party if such other Party materially breaches its obligations under this Agreement and, after receiving written notice from the nonbreaching Party identifying such material breach in reasonable detail, fails to cure such material breach within 60 days from the date of such notice; provided that if such breach is reasonably capable of cure but not within such 60-day period, the breaching Party may submit a reasonable cure plan prior to the end of such 60-day period, in which case the other Party shall not have the right to terminate this Agreement for so long as the breaching Party is using diligent efforts to implement such cure plan, but no longer than 90 days from the submission of such plan.

9.3.2            Disputed Breach. If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 9.3.1, and such alleged breaching Party provides the other Party notice of such dispute within such 60-day period, then the non-breaching Party shall not have the right to terminate this Agreement under Section 9.3.1 unless and until, in accordance with Section 12.1, it is determined that the alleged breaching Party has materially breached the Agreement and that such Party failed to cure such breach within 60 days following the notice provided in accordance with Section 9.3.1. It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations, and shall continue to have all of their respective rights, hereunder.

9.3.3            Disfavored Remedy. The Parties agree that termination pursuant to Section 9.3 is a remedy to be invoked only if the material breach cannot be adequately, reasonably and expediently remedied through a combination of specific performance and the payment of money damages.

9.3.4            Remedies for Material Breach. If LIMINATUS or TDT has the right to terminate this Agreement pursuant to Section 9.3 on account of the other Party’s uncured material breach of this Agreement, then in lieu of such termination, LIMINATUS or TDT, respectively, shall have the right to keep this Agreement in effect and to seek other remedies available to it at law or in equity.

ARTICLE 10         CONSEQUENCES OF EXPIRATION OR TERMINATION

10.1         Effect of Termination. Upon termination of this Agreement, all licenses granted to LIMINATUS shall immediately cease. In addition, upon termination of this Agreement, as long as this Agreement shall not have been terminated by LIMINATUS as a result of a material breach by TDT pursuant to Section 9.3: (a) LIMINATUS shall return to TDT all relevant data, records and materials received from TDT and in LIMINATUS’s possession or control containing Licensed Know-How; and (b) LIMINATUS shall provide and transfer to TDT all relevant data, records and materials generated by or on behalf of LIMINATUS or its Affiliates, and all intellectual property rights and regulatory approvals and applications to the extent related to CAR T Products or Companion Diagnostics.

10.2         Sublicenses. In the event of any termination of this Agreement, any Sublicense granted by LIMINATUS shall remain in full force and effect as a direct license from TDT to such Sublicensee for a period of 180 days. If such Sublicensee is not in breach of its obligations under the Sublicense agreement or this Agreement, TDT and the Sublicensee shall have the option, but not the obligation, to mutually enter into a written agreement granting such sublicense under the terms, including financial terms, of this Agreement, to the extent applicable to the scope of the sublicense granted to such Sublicensee.

10.3         Transitional Activities. In the event that either Party terminates this Agreement, the Parties shall cooperate to ensure an orderly transition of applicable activities from LIMINATUS to TDT. LIMINATUS shall provide TDT with reasonable assistance in transferring the activities of LIMINATUS to TDT, at LIMINATUS’s expense; provided, however, that if LIMINATUS has acted in good faith and termination was not as a result of uncured material breach by LIMINATUS, LIMINATUS shall not be required to provide any such assistance for more than 180 days from the effective date of termination.

10.4         Inventory and Sell Off. Upon the termination of this Agreement for any reason, LIMINATUS may sell off its inventory of CAR T Products and Companion Diagnostics existing on the date of termination for a period of six months and pay TDT royalties on Net Sales of such inventory within 30 days following the expiration of each calendar month in such six-month period.

10.5         Survival. The following provisions shall survive any expiration or termination of this Agreement: Section 5.3 and Articles 4, 8, 9, 10, 11 and 12. Expiration or termination of this Agreement shall not relieve the Parties of any liability that accrued hereunder prior to the effective date of such expiration or termination nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation. The remedies provided in this Article 10 are not exclusive of any other remedies a Party may have in law or equity.

ARTICLE 11          INDEMNIFICATION

11.1          Indemnification Rights and Obligations.

11.1.1          Indemnification by TDT. TDT shall defend, indemnify, and hold LIMINATUS and its Affiliates and their respective officers, directors, employees, and agents (the “LIMINATUS Indemnitees”) harmless from and against any and all damages or other amounts payable to a Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by such LIMINATUS Indemnitees, resulting from any claims, suits, proceedings or causes of action brought by such Third Party (collectively, “Claims”) against such LIMINATUS Indemnitee to the extent arising from or based on (a) any acts or omissions of TDT in connection with the research or Development of CAR T Products by or on behalf of TDT or its Affiliates prior to the Effective Date, and the research, Development or Commercialization of CAR T Products by or on behalf of TDT or its Affiliates or licensees after the termination of this Agreement, (b) the breach of any of TDT’s obligations, representations or warranties under this Agreement, or (c) the willful misconduct or negligence of TDT or its Affiliates. The foregoing indemnity obligation shall not apply to the extent that (i) the LIMINATUS Indemnitees fail to comply with the indemnification procedures set forth in Section 11.2 and TDT’s defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim arises from or is based on any activity set forth in Section 11.1.2(b) or 11.1.2(c) for which LIMINATUS is obligated to indemnify the TDT Indemnitees under Section 11.1.2.

11.1.2          Indemnification by LIMINATUS. LIMINATUS shall defend, indemnify, and hold TDT and its Affiliates and their respective officers, directors, employees, and agents (the “TDT Indemnitees”) harmless from and against damages or other amounts payable to a Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by such TDT Indemnitees, resulting from any Claims against such TDT Indemnitee to the extent arising from or based on (a) the research, Development or Commercialization of CAR T Products or Companion Diagnostics by or on behalf of LIMINATUS or its Affiliates or Sublicensees, (b) the breach of any of LIMINATUS’s obligations, representations or warranties under this Agreement, (c) the willful misconduct or negligent acts by or on behalf of LIMINATUS or its Affiliates, or (d) any Claims by or through MPI or Viral Gene (A) that this Agreement, any rights granted to LIMINATUS under this Agreement or any activities of LIMINATUS under this Agreement violate, respectively, the MPI Agreement or any rights of MPI thereunder or the Viral Gene Agreement or any rights of Viral Gene thereunder or (B) with respect to any activities of, or expenses incurred by, MPI or Viral Gene in connection with any CAR-T Products or any Licensed Intellectual Property relating to any CAR-T Products. The foregoing indemnity obligation shall not apply to the extent that (i) the TDT Indemnitees fail to comply with the indemnification procedures set forth in Section 11.2 and LIMINATUS’s defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim arises from or is based on any activity set forth in Section 11.1.1 (b) or 11.1.1 (c) for which TDT is obligated to indemnify the LIMINATUS Indemnitees under Section 11.1.

11.2          Indemnification Procedure. The Party claiming indemnity under this Article 11 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of such Claim. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense of the Claim for which indemnity is being sought. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, the Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice. The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, unless the settlement involves only the payment of money. So long as the Indemnifying Party is actively defending the Claim in good faith, the Indemnified Party shall not settle or compromise any such Claim without the prior written consent of the Indemnifying Party. If the Indemnifying Party does not assume and conduct the defense of the Claim as provided above, (a) the Indemnified Party may defend against, consent to the entry of any judgment, or enter into any settlement with respect to such Claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (b) the Indemnifying Party shall remain responsible to indemnify the Indemnified Party as provided in this Article 8.

LIMINATUS will include TDT and TJU as additional insureds on any and all product liability insurance coverage that it obtains with respect to the Development or sale of any CAR T Products or Companion Diagnostics, or that is required pursuant to the TJU License Agreement.

11.3          Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.3 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 11.1.1 OR 11.1.2 FOR ANY OF THE FOREGOING DAMAGES INCURRED BY A THIRD PARTY OR DAMAGES AVAILABLE FOR BREACH OF ARTICLE 8.

ARTICLE 12          MISCELLANEOUS

12.1         Dispute Resolution; Arbitration.

12.1.1          Patent Disputes. Any dispute, controversy or claim relating to the validity, enforceability or inventorship of any patents shall be submitted to a court of competent jurisdiction in the country in which such patent rights were granted or arose.

12.1.2          Other Disputes. Except as provided in Section 12.1.1, any dispute between the Parties that is not resolved within 30 days after such dispute is identified by either Party shall be settled by binding arbitration administered by Federal Arbitration before three arbitrators pursuant to the FedArb Rules and Procedures then in effect (the “Rules”), except as otherwise provided herein. The arbitration shall be governed by the U.S. Federal Arbitration Act, 9 U.S.C. §§ 1-16 (the “Federal Arbitration Act”), to the exclusion of any inconsistent state laws. The arbitration will be conducted in Philadelphia, Pennsylvania, and the Parties consent to the personal jurisdiction of the U.S. federal courts for any case arising out of or otherwise related to the arbitration, its conduct and its enforcement. Any situation not expressly covered by this Agreement shall be decided in accordance with the Rules, as supplemented by discovery pursuant to the U.S. Federal Rules of Civil Procedures. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Section 12.1, and agrees that, subject to the Federal Arbitration Act, judgment may be entered upon the final award in the Federal District Court in the Eastern District of Pennsylvania and that other courts may award full faith and credit to such judgment in order to enforce such award. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except as required in connection with the enforcement of such award or as otherwise required by applicable Laws.

12.2         Rights in Bankruptcy. All licenses (and to the extent applicable rights) granted under or pursuant to this Agreement by TDT to LIMINATUS are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11, US Code (the “Bankruptcy Code”) licenses of rights to “intellectual property” as defined under Section 101(60) of the Bankruptcy Code. The Parties agree that LIMINATUS, as a licensee or sublicensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code, subject to the continued performance of its obligations under this Agreement.

12.3         Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party. If a force majeure persists for more than sixty (60) days, then the Parties will discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.

12.4          Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been sufficiently given for all purposes (a) when delivered, if sent by recognized overnight courier or personally delivered; or (b) upon confirmation of receipt, if sent by facsimile transmission (provided a duplicate hard copy is thereafter promptly delivered by one of the other foregoing means), in each case using the mailing addresses of the Parties as set forth below (or such other mailing address of which a Party is notified pursuant to this Section 12.4):

For LIMINATUS:	Liminatus Pharma, LLC

Facsimile: [ ]
Attention: Chief Executive Officer

For TDT:	Targeted Diagnostics & Therapeutics, Inc.
728 Springdale Drive
P.O. Box 558
Exton, PA 19341-0558
Email: arena@tdtinc.com
Attention: Harry A. Arena, President & CEO

12.5          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania as applied to agreements executed and performed entirely within the Commonwealth of Pennsylvania, without regard to any applicable principles of conflicts of law.

12.6          Entire Agreement; Amendment. This Agreement, including the exhibits, constitutes the entire agreement between the Parties related to the subject matter hereof. All prior and contemporaneous negotiations, representations, warranties, agreements, statements, promises and understandings are superseded and merged into, extinguished by and completely expressed by this Agreement. No Party shall be bound by or charged with any written or oral agreements, representations, warranties, statements, promises or understandings not specifically set forth in this Agreement. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

12.7          Independent Contractors. The relationship between LIMINATUS and TDT created by this Agreement is solely that of independent contractors. This Agreement does not create any agency, distributorship, employee-employer, partnership, joint venture or similar business relationship between the Parties. Neither Party is a legal representative of the other Party, and neither Party can assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of the other Party for any purpose whatsoever. Each Party shall use its own discretion and shall have complete and authoritative control over its employees and the details of performing its obligations under this Agreement.

12.8          No Waiver. A Party’s consent to or waiver, express or implied, of the other Party’s breach of its obligations hereunder shall not be deemed to be or construed as a consent to or waiver of any other breach of the same or any other obligations of the other Party.

12.9          Assignment. Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may assign all of its rights and obligations under this Agreement without the other Party’s consent to its Affiliates or to a Third Party successor to substantially all of the business of such Party to which this Agreement relates, whether in a merger, sale of stock, sale of assets or other transaction. Any successor or assignee of rights and/or obligations permitted hereunder shall, in writing to the other Party, expressly assume performance of such rights and/or obligations. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 12.9 shall be null, void and of no legal effect.

12.10       Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the Parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision.

12.11       Headings. The heading for each article and section in this Agreement has been inserted for convenience of reference only and is not intended to limit or expand on the meaning of the language contained in the particular article or section.

12.12       Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (with the exception of LIMINATUS Indemnified Parties and TDT Indemnified Parties under Sections 11.1.1 and 11.1.2, respectively).

12.13       Interpretation. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

12.14       Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be delivered by one or both parties by facsimile or electronic transmission with the same effect as if delivered personally.

(Signature page follows.)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

TARGETED DIAGNOSTICS &	LIMINATUS PHARMA, LLC
THERAPEUTICS, INC.

	By:	/s/ Chris Kim

By:	/s/ Harry A. Arena	Name: Chris Kim
Name: Harry A. Arena		Title: CEO
Title: President & CEO

By:	/s/ Scott A. Waldman, M.D., Ph.D.
Name: Scott A. Waldman, M.D., Ph.D.
Title: Chairman, Scientific Advisory Board

Exhibit A-1 - Upfront Payment and Milestone Payments

Upfront and Maintenance Payments	Payment	Payment Date(s)
- Upfront Payment	$5,000,000	Payable on the Effective Date
- Annual Maintenance Fee	$500,000	Payable in advance each January 1 during the Term, starting on January 1, 2019
CAR T Product Regulatory Milestones	Milestone Payment	Payment Date(s)
- Completion of Phase 1 Clinical Trial (with “completion” meaning the date of last dosing of a CAR T Product in humans as part of such clinical trial) Start of a Phase II Clinical Trial will constitute completion of the Phase I Clinical Trial if not previously completed.	$1,000,000	30 days after milestone event
- Soonest to occur of (a) FDA approval of protocol for Phase II Clinical Trial, (b) initiation of a Phase II Clinical Trial or (c) achievement of Orphan Drug status for a CAR T Product (the “First Regulatory Milestone”)	$2,000,000	30 days after milestone event
- Completion of Phase II Clinical Trial (with “completion” meaning the date of last dosing of a CAR T Product in humans as part of such clinical trial). Start of a Phase III Clinical Trial will constitute completion of the Phase II Clinical Trial if not previously completed.	$3,000,000	30 days after the milestone event
- FDA approval of a New Drug Application or Biologies License Application (or equivalent)	$9,000,000	30 days after milestone event

Each of the Milestone Payments is payable one time only, at the amounts above. Thereafter, each time that the corresponding event is achieved by an additional CAR T Product, the milestone amounts will be equal to 50% of the above amounts, for each additional CAR T Product, regardless of the number of distinct CAR T Products to achieve such event.

It is the Parties’ intent that each of the foregoing milestone events will occur in order in the event of successful Development of a CAR T Product. However, the Parties recognize that it is possible that during the Development of a CAR T Product, one or more of the above milestone events may be skipped. Therefore, if a particular milestone event occurs on a given date and, as of such date, any of the prior milestone events have not occurred, LIMINATUS shall be required to make the prior milestone payment(s) as if such milestone event(s) had occurred as of the date the subsequent milestone event occurred.

Exhibit A-2 - Royalty Payments

Royalties. LIMINATUS shall pay to TDT royalties on Net Sales of Royalty Bearing Products by LIMINATUS equal to the “Applicable Royalty Rate” of such Net Sales, as calculated by multiplying the applicable royalty rate by the corresponding amount of incremental Net Sales of all Royalty Bearing Products in the Field in the Territory in each calendar year, as specified below.

Aggregate (Territory) Calendar Year Net Sales ($ USD)	Applicable Royalty Rate
	During the Patent Royalty Term for the Applicable Country	During the Know-How Royalty Term for the Applicable Country
For the first $500 Million of Net Sales	12%	6%
For the next $500 Million of Net Sales	12%	6%
For Net Sales above $1,000 Million	12%	6%

Sublicense Income. LIMINATUS will pay to TDT 20% of all Sublicense Income. Notwithstanding the foregoing, in the event that LIMINATUS grants a Sublicense that includes both (a) the Licensed Patent Rights and/or Licensed Know-How and (b) Licensed Patent Rights and/or Licensed Know-How licensed from one (l) or more Third Parties, the amounts received by LIMINATUS and its Affiliates in consideration for such Sublicense shall be allocated between the Licensed Patent Rights and Licensed Know-How covered by clauses (a) and (b) based on the relative values thereof, and only the portion allocated to clause (a) shall be included in the Sublicense Income; provided, that in order to exclude any allocation from Sublicense Income, any such allocation must be proposed by LIMINATUS in good faith and agreed by TDT in advance of such allocation (such agreement not to be unreasonably withheld). Absent any agreement by the Parties as of the time a Sublicense Income payment is due, the full amount shall be included as Sublicense Income, and LIMINATUS shall thereafter be able to credit against future payments any allocation agreed by the Parties as not constituting Sublicense Income. All Sublicense Income payments shall be accompanied by a written report identifying the Sublicensee, the amount and description of Sublicense Income, an explanation of any amounts received but excluded from the calculation of Sublicense Income and the calculation of amounts payable to TDT.

Credit. Annual Maintenance Fees, paid to TDT after the fifth Annual Maintenance Fee, shall be fully creditable, on a cumulative basis, against royalties payable with respect to Net Sales made from and after the date that the sixth Annual Maintenance Fee payment is made.

Length of Royalty Payments. Royalties shall be paid under this Exhibit A-2, on a country-by-country and Royalty Bearing Product- by-Royalty Bearing Product basis, on Net Sales of any Royalty Bearing Product during the Royalty Term.

Delivery of Royalty. LIMINATUS shall make royalty payments to TDT within 30 days after the end of each calendar quarter during the term of this Agreement based on Net Sales in such calendar quarter, by wire transfer of immediately available funds to a bank account designated in writing by TDT. The obligation to pay royalties is imposed only once with respect to the same unit of Royalty Bearing Product. All royalty payments shall be accompanied by a written report for the applicable quarter setting forth sufficient detail to permit confirmation of the accuracy of the royalty payments made, including without limitation, on a Royalty Bearing Product by Royalty Bearing Product and country-by-country basis, the gross amounts invoiced, the number of Royalty Bearing Products sold, itemized deductions for the calculation of Net Sales, exchange rates used in any currency conversions and calculation of the royalty payable.

Currency of Payments. All payments under this Agreement shall be made in United States dollars by wire transfer to such bank account as TDT may designate from time to time. Any payments due hereunder on Net Sales outside of the United States shall be payable in United States dollars at the rate of exchange of the currency of the country in which the Net Sales are made as published by The Wall Street Journal, or equivalent if the Wall Street Journal no longer exists, on the last business day for the calendar quarter for which the royalties are payable.

Exhibit B - Licensed Patent Rights

INSERT NEW SCHEDULE FROM PATENT ATTORNEY

1. CELL-BASED ANTI-CANCER COMPOSITIONS AND METHODS OF MAKING AND USING THE SAME

The original CAR T-cell application issued in Japan and is pending in US and in EP

The claims in this family are directed to CAR T-cells that specifically target GCC, and to methods and making and using such CAR T-cells. These applications are directed to the use of CAR T-cell technology that specifically targets GCC. The chimeric receptors of the CART cells included anti-GCC antibody sequences. In addition to anti-GCC specific CAR T-cells, also disclosed in this application are compositions comprising populations of T cells with anti- GCC T cell receptors, and methods of making and using such T cells.

20 year date from priority PCT filing is 22-Oct-2030

US App. No. 14/548,544 filed 20-Nov-2014

published as US Pub 2015 0079053 on 19-Mar-2015

Pending

is a Continuation of 13/503,214 filed 07-Jun-2012 (abandoned)

which is a National Stage Entry of PCT/US2010/053733 filed 22-Oct-2010 (expired)

which claims priority from US Provisional App 61/254,119 filed 22-Oct-2009 (expired)

EP App. No. 10833742.9 having international filing date 22-Oct-2010 published as EP Pub 2491116 on 29-Aug-2012

Pending

is a National Stage Entry of PCT/US2010/053733 filed 22-Oct-2010 (expired)

which claims priority from US Provisional App 61/254,119 filed 22-Oct-2009 (expired)

JP Patent No. 5955771 granted 24-Jun-2016

from JP App. No. 2012-535411 having international filing date 22-Oct-2010 published as JP Pub 2013-507970 on 07-Mar-2013

which is a National Stage Entry of PCT/US2010/053733 filed 22-Oct-2010 (expired)

which claims priority from US Provisional App 61/254,119 filed 22-Oct-2009 (expired)

2. ANTI-GCC ANTIBODY MOLECULES AND RELATED COMPOSITIONS AND METHODS

A US patent family was filed that was directed to novel anti-GCC antibodies (MS7 and MS20). One patent from this family contains claims directed to such antibodies and additionally contains a single claim that is directed to a chimeric antigen receptor that comprises light and heavy chain sequences from anti-GCC antibody MS7 or light and heavy chain sequences from anti-GCC antibody MS20. These chimeric antigen receptors can be used to produce anti-GCC CAR T-cells.

The relevant claim in this patent covers the anti-GCC “CAR “ component of anti-GCC CAR T-cells. The claim is directed to chimeric receptors which comprise anti-GCC specific antibody sequences from either the anti-GCC antibodies MS7 or MS20. MS7 and MS20 are antibodies that specifically bind to GCC. The portions of these antibody that actually bind to GCC are included in a chimeric receptor that can be used to make anti-GCC CAR T-cells. CAR T cells having the chimeric receptor which includes the anti-GCC binding portions of MS7 or MS20 specifically target GCC.

20 year date from priority US filing is 26-Apr-2033

US Patent No. 9,156,915 issued 13-Oct-2015

From US App. No. 13/872,065 filed 26-Apr-2013

Published as US Pub 2013-0315923 on 28-Nov-2013

which claims priority to US Provisional App 61/638,639 filed 26-Apr-2012 (expired)

3. GENETIC MODIFICATION OF ADOPTIVELY TRANSFERRED T CELLS TO REDUCE DOSE-LIMITING TOXICITY

A patent application that was directed at modified CAR T-cells was filed and issued in the US. The anti-GCC CAR T-cells are modified to be less toxic. They comprise sequences which inhibit the anti-GCC CAR T cells from trafficking to normal intestinal tissue. One US patent is issued and one US application is pending

This patent family discloses anti-GCC CAR T cells that are modified to prevent the CAR T cells from being transported in a patient’s body to the intestine. By inhibiting transport of the CAR T cells to the intestine, the CAR T cells are less likely to interact with normal cell that express GCC and thus they will be less toxic. When presence of the proteins 04^7 integrin and chemokine receptor 9 (CCR9) on cells results in such cells being transported to the intestines. The modified anti-CAR T cells are provided with genetic sequences that block the production of proteins 04^7 integrin and CCR9 so that such modified anti-CAR T cells are not transported to the intestines. Antisense, siRNA and microRNA may be used to block the expression of proteins a4p7 integrin and CCR9.

20 year date is 14-Mar-2034

US Patent No. 9,393,268 issued 19-Jul-2016

From US App. No. 14/214,549 filed 14-Mar-2014

Published as US Pub 2014-0294784 on 02-0ct-2014

which claims priority to US Provisional App 61/791,791 filed 15-Mar-2013 (expired)

US App. No. 15/198,144 filed 30-Jun-2016

published as US Pub 2016-0304624 on20-0ct-2016

Pending

is a Divisional of 14/214,549 filed 14-Mar-2014 (US Patent 9,393,268)

which claims priority to US Provisional App 61/791,791 filed 15-Mar-2013 (expired)

4. Modified T Cells (5F9.28BBz)

A US provisional application was filed that discloses anti-GCC CAR T-cells that comprise specific anti-GCC antibody sequences

The claims in this provisional application are directed to CAR T-cells that comprise chimeric receptors which comprise anti-GCC specific antibody sequences from a specific anti- anti-GCC antibody 5F9. The portions of antibody 5F9 that actually bind to GCC are included in a chimeric receptor that can be used to make anti-GCC CAR T-cells. CAR T cells having the chimeric receptor which includes the anti-GCC binding portions of 5F9 specifically target GCC.

US Provisional App. No. 62/643,859 filed 16-Mar-2018 One year anniversary for claiming priority is 16-Mar-2019